ICI MUTUAL INSURANCE COMPANY

P.O. Box 730

Burlington, Vermont 05402-0730

DECLARATIONS

Item 1. Name of Insured (the "Insured")		Bond Number
	The Vanguard Group, Inc.	87117197B

Principal Address	100 Vanguard Boulevard
Valley Forge, PA 19355

Item 2. Bond Period: from 12:01 a.m. on August 1, 1997 to 12:01 a.m. on August 1, 1998, or the earlier effective date of the termination of this Bond, standard time a t the Principal Address as to each of said dates.

Item 3.	Limit of Liability-		LIMIT OF	DEDUCTIBLE
	Subject to Sections 9,10 and 12 thereof:		LIABILITY	AMOUNT

	Insuring Agreement A-	FIDELITY	$300,000,000	$1,00,000
	Insuring Agreement B-	AUDIT EXPENSE	50,000	10,000
	Insuring Agreement C-	ON PREMISES	300,000,000	1,00,000
	Insuring Agreement D-	IN TRANSIT	300,000,000	1,00,000
	Insuring Agreement E-	FORGERY OR ALTERATION	300,000,000	1,00,000
	Insuring Agreement F-	SECURITIES	300,000,000	1,00,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	300,000,000	1,00,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	25,000	5,000
	Insuring Agreement I-	PHONE-INIATED TRANSACTIONS	300,000,000*	1,00,000

*Transactions conducted through a Telefacsimile System are subject to a sub-limit of $500,000.

If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
Insuring Agreement J-	COMPUTER SECURITY	300,000,000	1,00,000
Insuring Agreement N-	ON-LINE TRANSACTIONS	1,000,000	50,000

Item 4. Offices or Premises Covered-All the Insured's offices or other premises in existence a t the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5. The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Rider Nos. 1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16

and of all Riders applicable to this Bond issued during the Bond Period.

By: /s/ Frank R. Vento
Authorized Representative

INVESTMENT COMPANY BLANKET BOND

ICI Mutual Insurance Company (the "Underwriter"), in consideration of an agreed premium and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this Bond, to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured a t any time but discovered during the Bond Period.

INSURING AGREEMENTS

A. FIDELITY

Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B. AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss 'sustained by the Insured and covered by this Bond.

C. ON PREMISES

Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured's offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A and loss resulting from fire, smoke or explosion.

D. IN TRANSIT

Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery a t the specified destination.

E. FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications (collectively, "Directions") to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which Directions purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts, as agent;

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F. SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1)were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G. COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1)any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

H. UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or withdrawals permitted from an account with the Fund as a consequence of

(1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

(2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its application (as amended from time to time) for this Bond before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I. PHONE-INITIATED TRANSACTIONS

Loss caused by a Phone-initiated Transaction, where the request for such Phone-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive. EXCLUDING loss resulting from:

(1) the failure to pay for shares attempted to be purchased; or

(2) any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include telefacsimile or electronic transmission) accompanied by a signature guarantee; or

(4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include telefacsimile or electronic transmission are least one (1) day prior to such redemption, or (c) over the telephone or by telefacsimile or electronic transmission at least fifteen (15) days prior to such redemption; or

(5) the intentional failure to adhere to one or more Phone Security Procedures

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone Security Procedures with respect to all Phone-initiated Transactions.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A.

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1.

Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.

If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within 60 days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application for this Bond or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C. COURT COSTS AND ATTORNEYS' FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a, loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS, IS SUBJECT to THE FOLLOWING PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond (including in all Riders hereto) shall have the meanings stated in this Section:

A. "Alteration" means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B. “Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C. "Automated Phone System" means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone by use of a touch-tone keypad or other tone system (not to include transmissions from a Computer System or part thereof).

D. "Computer System" means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

E. "Counterfeit" means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

F. "Deductible Amount" means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

G. "Depository" means any "securities depository" in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

H. "Dishonest or Fraudulent Act" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

I. "Employee" means:

(1) each officer, director, trustee, partner or employee of the Insured, and

(2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

(5) each officer, director, trustee, partner or employee of

(a) an investment adviser,

(b) an underwriter (distributor),

(c) a transfer agent or shareholder accounting record-keeper, or

(d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940)) and

(6) each individual assigned, by contract or by any agency furnishing temporary personnel on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8) each officer, partner or employee of

(a) any Depository or Exchange,

(b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis, while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9) In the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners; officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers or other agents under contract or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J. "Exchange" means any national securities exchange registered under the Securities Exchange Act of 1934.

K. "Forgery" means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

L. "Items of Deposit" means one or more checks or drafts.

M. "Investment Company" or "Fund" means an investment company registered under the Investment Company Act of 1940.

N. "Limit of Liability" means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O. "Mysterious Disappearance" means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P. "Non-Fund" means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q. “Phone Security Procedures” means procedures for Phone-initiated transactions as stated in the Application.

R. "Phone-initiated Transaction" means any redemption or exchange of securities issued by an Investment Company or other Insured, any establishment of or change in the name or address of the holder of record of such securities, any establishment of or change in the bank account designated by a shareholder of an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed over the telephone, whether by voice or through an automated system.

S. "Property" means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credi't, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

T. "Securities" means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U. "Security Company" means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V. "Self Regulatory Organization" means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W. "Shareholder of Record" means the record owner of shares issued by an lnvestrnent Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X. "Single Loss" means:

(1) all loss resulting from any one actual or attempted Theft committed by one person, or

(2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y. “Telefacsimile System” means a system of transmitting and reproducing fixed graphic material (as, for example, printing by means of signals transmitted over the telephone lines (not to include transmissions from a Computer System or part thereof).

Z. "Theft" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B. Loss in time of peace or war resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting a s a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F. Loss of Property while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G. Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or (2) to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.

J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement.B.

K. Loss resulting from payments made or withdrawals from the account of a customer of the Insured or a shareholder or subscriber to 'shares of an Investment Company, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L. Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1)a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

0. Loss resulting from Phone-initiated Transactions, unless such loss is otherwise covered under Insuring Agreement A.

P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section l.G(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q. Loss resulting from the unauthorized entry of data into, or the deletion-or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys' Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in the General Agreement C or to recover court costs or attorney’s fees paid in any such , twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

SECTION 5. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances.

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2) the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1)

and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement.

To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken. by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C. in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any employee by written notice from the Underwriter to each Insured and, is such Employee is an Employee if an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less then sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Syspms"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A. the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required. or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1of the Declarations of any payment made hereunder to the first named Insured,

D. for the purposes of Sections 4 and 12, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE of CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C. the total number of outstanding voting securities.

As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 17. CHANGE OR MODIFICATION

This Bond, which includes all Riders, may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, .in a manner which does not benefit the Insured shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., to each Insured affected thereby, and to all Investment Companies named as Insureds herein.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Vanguard Advisers, Inc.
Goliath, Inc
Zealous, Inc.
BBKP, Inc.
BBKP Realty Trust
Vanguard Marketing Corporation
Vanguard Brokerage Services, a division of Vanguard Marketing
Corporation
Nelson Realty Trust
Horatio Realty Trust
Vanguard Group, Inc. Academic Assistance Plan
VGI Group Travel Accident Plan
The Vanguard Group, Inc. Excess Benefit Plans:
* Vanguard Group, Inc. Excess Retirement Plan
* Vanguard Group, Inc. Supplemental Retirement Plan
* Vanguard Group. Inc. Supplemental Thrift Plan
Vanguard Group, Inc. Incentive Compensation Plan
Vanguard Group, Inc. Partnership Plan
Vanguard Group. Inc. Retirement Plan
Vanguard Group. Inc. Thrift Plan
The Vanguard Group. Inc. FlexCare Benefit Plan
'The Vanguard Group. Inc. Long Term Disability Plan
The Vanguard Group, Inc. Short Term Disability Plan
Vanguard Convertible Securities Fund. Inc.
Vanguard Explorer Fund. Inc.
Vanguard Index Trust. a series fund consisting of:
* 500 Portfolio
* Extended Market Portfolio
* Growth Portfolio

Small Capitalization Stock Portfolio
* Total Stock Market Portfolio
* Value Portfolio
Vanguard/Wellington Fund. Inc.
The Windsor Funds, Inc., a series fund consisting of:
* Vanguard/Windsor Fund
* Vanguard/Windsor II
Vanguard/Trustees’ Equity Fund, a series fund consisting of:
* U.S. Portfolio
* International Portfolio
Vanguard Bond Index Fund, Inc., a series fund consisting of:
* Total Bond Market Portfolio
* Short-Term Bond Portfolio
* Intermediate-Term Bond Portfolio
* Long-Term Bond Portfolio
Vanguard Money Market Reserves, Inc., a series fund
Consisting of:
* Federal Portfolio
* Prime Portfolio
Vanguard STAR Fund, a series fund consisting of:
* STAR Portfolio
* Income Portfolio
* Conservative Growth Portfolio
* Moderate Growth Portfolio
* Growth Portfolio
* Total International Portfolio
Vanguard/Morgan Growth Fund, Inc.
Vanguard/PRIMECAP Fund, Inc.
Vanguard Preferred Stock Fund
Vanguard Growth and Income Portfolio
Vanguard World Fund, Inc., a series fund consisting of:
* Vanguard International Growth Portfolio
* Vanguard U.S. Growth Portfolio
Vanguard/Wellesley Income Fund, Inc.
Vanguard Specialized Portfolios, Inc., a series fund
consisting of:
* Energy Portfolio
* Gold & Precious Metals Portfolio
* Health Care Portfolio
* Utilities Income Portfolio
* REIT Index Portfolio
Vanguard Fixed Income Securities Fund, Inc., a series fund
consisting of:
* GNMA Portfolio
* High Yield Corporate Portfolio
* Intermediate-Term Corporate Portfolio

* Intermediate Term U.S. Treasury Portfolio
* Long-Term Corporate Portfolio
* Long Term U. S. Treasury Portfolio
* Short Term Corporate Portfolio
* Short Term Federal Portfolio
* Short Term U.S. Treasury Portfolio
Vanguard Municipal Bond Fund, Inc., a series fund
consisting of:
* High Yield Portfolio
* Insured Long-Term Portfolio
* Intermediate Term Portfolio
* Limited Term Portfolio
* Long-Term Portfolio
* Money Market Portfolio
* Short-Term Portfolio
Vanguard California Tax-Free Fund, a series fund consisting of :
* Money Market Portfolio
* Insured Long-Term Portfolio
* Insured Intermediate-Term Portfolio
Vanguard New York Insured Tax Free Fund
Vanguard New Jersey Tax Free Fund, a series fund consisting of:
* Money Market Portfolio
* Insured Long Term Portfolio
Vanguard Equity Income Fund
Vanguard Asset Allocation Fund, Inc.
Vanguard Pennsylvania Tax-Free Fund, a series fund consisting of:
* Money Market Portfolio
* Insured Long-Term Portfolio
Vanguard Institutional Portfolio, a series fund consisting of:
* Vanguard Institutional Money Market Portfolio
Vanguard Variable Insurance Fund, Inc., a series fund consisting of :
* Balanced Portfolio
* Equity Income Portfolio
* Equity Index Portfolio
* Growth Portfolio
* High Grade Bond Portfolio
* International Portfolio
* Money Market Portfolio
* High Yield Bond Portfolio
* Small Company Growth Portfolio
Vanguard International Equity Index Fund, Inc., a series fund consisting of :
* Emerging Markets Portfolio

* European Portfolio
* Pacific Portfolio
Vanguard Institutional Index Fund
Vanguard Admiral Funds, Inc., a series fund consisting of :
* Admiral Intermediate-Term U.S. Treasury Portfolio
* Admiral Long-Term U.S. Treasury Portfolio
* Admiral Short-Term U.S. Treasury Portfolio
* Admiral U.S. Treasury Money Market Portfolio
Vanguard Balanced Index Fund, Inc
Vanguard Florida Insured Tax-Free Fund
Vanguard Fiduciary Trust Company's Employee Benefit Index Fund
The Vanguard Tax-Managed Fund, a series fund consisting of:
* Growth and Income Portfolio
* Capital Appreciation Portfolio
* Balanced Portfolio
Vanguard Horizon Fund, Inc., a series fund consisting of:
* Aggressive Growth Portfolio
* Capital Opportunity Portfolio
* Global Asset Allocation Portfolio
* Global Equity Portfolio
Vanguard Whitehall Funds. Inc., a series fund consisting of:
* Vanguard Selected Value Portfolio
Vanguard Treasury Fund, a series fund consisting of:
* Vanguard Treasury Money Market Portfolio

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RR1.0-00 (3/90)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund ("Non-Fund”) or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with

(1) services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares; or

(2) Investment Advisory Services rendered by a Non-Fund to an investment advisory client of such Non-Fund; or

(3) financial planning services rendered by Vanguard Advisers, Inc. to individual clients pursuant to the Vanguard Personal Financial Planning Service program; or

(4) fund recordkeeping, fund accounting and related administrative services by 'The Vanguard Group, Inc. to MLC Life, Limited; or

(5) administrative services rendered by The Vanguard Group, Inc. to contract holders of the Vanguard Variable Annuity Plan Contracts, or to the Providian Life & Health Insurance Company Separate Account IV, or to the First Providian Life and Health Insurance Company Separate Account B; or

(6) in the case of a Non-Fund substantially all of whose business is rendering the services described in (1), (2), (3), (4) or (5) above the general business, activities or operations of such Non-Fund excluding (a) the rendering of services (other than those described in (1), (2), (3), (4), or (5) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of

(1) services by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares; or

(2) Investment Advisory Services by a Non-Fund to an investment advisory client of such Non Fund; or

(3) financial planning services by Vanguard Advisers, Inc. to a client who participates in the Vanguard Personal Financial Planning Service program; or

(4) fund recordkeeping, fund accounting and related administrative services by The Vanguard Group, Inc. to MLC Life, Limited; or

(5) administrative services rendered by 'The Vanguard Group, Inc. to contract holders of the Vanguard Variable Annuity Plan Contracts, or to the Providian Life & Health Insurance Company Separate Account IV, or to the First Providian Life and Health Insurance Company Separate Account B.

As used herein, "Investment Advisory Services" means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RV3.1-15 (8/97)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that for purposes of Rider No. 2 only, a Designated Employee Benefit Plan shall not be deemed to be a Non-Fund.

It is further understood and agreed that notwithstanding anything to the contrary in the above paragraph o r elsewhere in this Bond (including any other Rider thereto), this Bond shall not cover any loss resulting from or in connection with the discretionary voting by any Designated Employee Benefit Plan, or by any Interested Trustee, of Designated Securities owned or held by the Designated Employee Benefit Plan, unless, in the case of a vote by the Designated Employee Benefit Plan, such vote was pursuant to the direction of a majority of trustees of such Designated Employee Benefit Plan who were not then Interested Trustees, and then only to the extent such loss is otherwise covered by this Bond.

For purposes of this Rider:

(A)

"Designated Employee Benefit Plan" means an Insured which is a pension, profit - sharing or other benefit plan for employees of another Insured ("Related Insured"), including any trust relating thereto, provided that such Related Insured is a Fund, or an investment adviser, transfer agent, or administrator of, or an underwriter whose principal business is distributing shares of, an Insured which is a Fund; and

(B)	"Designated Securities” means securities issued by a Related Insured or by any entity controlling , controlled by, or under common control with such Related Insured

("Affiliated Entity"), or by any Fund to which such Related Insured or any Affiliated

Entity provides any services; and

(C)	"Interested Trustee" means any trustee of a Designated Employee Benefit Plan who is also an officer, director, trustee, partner or employee of, or who owns, controls,

or holds power to vote 5% or more of the outstanding voting securities of, (i) a Related

Insured, or (ii) any Affiliated Entity, or (iii) any Fund to which Related Insured or any Affiliated Entity provides any services.

It is further understood and agreed that notwithstanding anything to the contrary in the above paragraphs or elsewhere in this Bond (including Item 1 of the Declarations, Name of Insured, or any other Rider), neither employee stock ownership plans nor stock bonus plans, nor any trusts related thereto, shall be Insureds under this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R10.0-00 (9/96)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including any other Rider thereto), this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, ("Affiliated Entity"), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R12.0-00 (12/91)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged forth is Bond, it is hereby understood and agreed that notwithstanding Section 2.4 of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J. COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
a.

"Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof.

b.	"Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within; a Covered Computer System which:

(1) is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized 'Third Parties; and

(2) is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3) causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (Z) an unauthorized or fictitious account to be debited or credited .

C. "Computer Security Procedures" mean the following procedures:

(1) Prevention of Unauthorized Access:, The Insured must limit access to any Covered Computer System to individuals duly authorized by the Insured to have such access, through use of all of the following procedures:

(a) User Identifications: In order to secure access to a Covered Computer System, each Authorized User must employ a unique User Identification assigned by the Insured. Each User Identification must be designed so as to restrict an Authorized User's access to that portion of a Covered Computer System for which the Authorized User is duly authorized to have access. Each User Identification must consist of a series of characters.

(b) Passwords: In order to secure access to a Covered Computer System, each Authorized User must employ an individually-assigned or individually-selected Password which is not visible when typed on a computer screen. A Password must consist of a series of at least four characters. Passwords must be changed at least once every 90 days.

(c) Protection of Dial-In Lines: The Insured must provide for automatic protection of all dial-in lines to any Covered Computer System, through use of the following method(s):

Passwords and dial back systems

(d) Monitoring Access: Each Covered Computer System must employ software which audits all security and access activity with respect to such Covered Computer System, and the Insured must review on a daily basis all violations and exceptions found through such audits.

(2) Administration of Computer Access: The Insured must assign a specific employee of the Insured to administer access to any Covered Computer System. The administrator must control and monitor the creation, termination and modification of user access to any Covered Computer System, through use of all of the following methods:

(a) Requirement for Access Request: Whenever an Authorized User's access to a Covered Computer System is to be created, terminated, or modified, a written Access Request (or an Emergency Access Request) shall be provided to the administrator as soon as practicable, and in no event later than the requested effective date of such creation, termination, or modification; and

(b) Contents of Access Request: The Access Request shall be signed by the supervisor of the Authorized User and shall include: (1) identification of the Authorized User; (2) directions as to whether access for such Authorized User is to be created, terminated, increased, or reduced; (3) the requested effective date on which such access is to be created, terminated, increased, or reduced; and (4) identification of the data and functions, if any, for which the Authorized User is to be provided access as of such effective date; and

(c) Emergency Access Request: If it is impracticable for a written Access Request to be provided to the administrator on or before the requested effective date of a creation, increase, termination or reduction in an Authorized User's access to a Covered Computer System, an Emergency Access Request may be made orally to the administrator on or before such effective date. In such case, a written Access Request shall also be provided to the administrator as soon as possible, but no later than the next business day following such effective date; and

(d) Administrator's Response: Upon receipt of an Access Request, the administrator shall take all necessary steps to effect the request therein on or before the effective date requested in the Access Request; and

(e) Confidentiality of Passwords: The administrator must design and employ reasonable measures to ensure that Passwords remain confidential.

d. "Covered Computer System" means any Computer System as to which the Insured has the exclusive right to update, or to authorize the updating of, the systems and application software thereof.

e. "Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

2. Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity" of this Bond; and

b. Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c. Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d. Any loss resulting from a Computer Fraud committed by:

(1) any Authorized User (whether a natural person or an entity) ; or

(2) in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity") , or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3) in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer- Related Entity;

and

e. Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f. Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense).

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses under this Insuring Agreement shall be an aggregate of $300,000,000 for the Bond Period, irrespective of the total amount of any such loss or losses.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a) by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b) immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R19.0-02 (9/96)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1. In the event that a loss is covered under both The Vanguard Group, Inc. Investment Company Blanket Bond No. 87117197B and under Vanguard Fiduciary Trust Company Investment Company Blanket Bond No. 87117297B issued by ICI Mutual Insurance Company the total liability of ICI Mutual Insurance Company under both bonds in combination shall not exceed the applicable Limit of Liability of the larger of the two bonds. In no event shall the applicable Limits of Liability of both bonds be added together or otherwise combined to determine the total liability of the ICI Mutual Insurance Company.

2. As used in this Rider "bonds” means Investment Company Blanket Bond No. 87117197B and Investment Company Blanket Bond No. 87117297B.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R23.0-00 (8/92)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged forth is Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions in connection with offers or sales of securities issued by an Insured Fund effected by an Employee (a) who is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) who is communicating with purchasers of such securities only in person in an office of an Insured or by telephone or in writing , and (c) who does not receive commissions on such sales; provided, that such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which isn’t (1) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Investment Company or such securities, if the script has been filed with, and not objected to by, the National Association of Securities Dealers, Inc., and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

It is further understood and agreed that notwithstanding anything to the contrary set forth above in this Rider or in Section 2.M of this Bond, this Bond does not cover loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee in connection with offers or sales of securities issued by any Fund where such offers or sales are made to any employee benefit plan ("Plan"), regardless of whether such Plan is an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, unless

(1) such Employee is a "sales representative” employed by The Vanguard Group, Inc ; and

(2) such Employee is communicating only with a person authorized under such Plan to define permissible investments for the Plan; and

(3) such Dishonest or Fraudulent Acts, Theft, or other acts or omissions are in connection with such Employee's offer or sale of securities issued by an Insured Fund; and

(4) such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is not (a) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or (b) made as part of a scripted response to a question regarding that Investment Company or such securities , if the script has been filed with, and not objected to by, the National Association of Securities Dealers, Inc., and if the entire scripted response has been read to the caller , and if any response concerning the performance of such securities is not outdated; and

(5) such Employee does not (a) have or exercise any discretionary authority or discretionary control respecting management of a Plan or disposition of Plan assets, (b) render investment advice for a fee or other compensation with respect to any money or other property of a Plan, or (c) perform any discretionary act in the capacity of a trustee, fiduciary or co-fiduciary under any applicable law, including without limitation ERISA and state statutory or common law, and then only to the extent such loss is otherwise covered by the terms of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RV26.0-02 (6/91)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents, whether or not the signature has been guaranteed:

(1) letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

(2) letter requesting redemption of $50,000 or less by wire transfer to the record shareholder's bank account of record; or

(3) written request to a trustee or custodian for a Designated Retirement Account ("DRA") which holds shares of an Insured Fund, where such request (a) purports to be from the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another, DRA of the same type established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. 'This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A) "Designated Retirement Account" means any one of the following:

(i)	an individual retirement account described in section 408(a) of the Internal Revenue Code of 1986, as amended ("IRA");

(ii) a custodial account described in section 403(b)(7) of the Internal Revenue Code of 1986, as amended ("403(b) (7) Account"); or

(iii) a plan qualified under section 401(a) of the Internal Revenue Code of 1986, as amended, whose sole participant is an individual who alone, or with his or her spouse, wholly owns the business, whether unincorporated or incorporated, that sponsors the plan ("Keogh Plan”).

(B) "Owner" means the individual for whose benefit the DRA is established.

(C) A DRA is "of the same type” as another DRA only if both are IRAs, or if both are 403(b)(7) Accounts, or if both are Keogh Plans.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R27.0-00 (10/92)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1) such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2) reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100.000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond).

and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1) any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2) such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R30.0-01 (7/96)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted. Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R33.0-00 (10/93)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no termination or cancellation of this Bond as an entirety, whether by or at the request of the Insured or Underwriter, shall take effect prior to the expiration of thirty (30) days after written notice of such termination or cancellation of such Bond as an entirety has been filed with the Arkansas Securities Commissioner, Arkansas Securities Division. Heritage West Building. 3rd Floor, 201 East Markham, Little Rock. Arkansas 72201.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RM10-01 (2/96)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement N as follows:

N. ON-LINE TRANSACTIONS: INVESTMENT COMPANIES.

Loss caused by an On-Line Transaction, where the request for such On-Line Transaction:

(1) is transmitted through a Designated On-Line Transaction System:

(2) purports to have been transmitted by a Fund shareholder; and

(3) is unauthorized or fraudulent, or is fraudulently altered during electronic transmission to, from or within such Designated On-Line Transaction System; and

(4) is made or altered with the manifest intent to deceive:

provided, that the Insured generally maintains and follows, or causes to be generally maintained and followed, during-the Bond Period, all Designated Procedures. The isolated failure to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions here-in and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings.

a. "Designated On- Line Transaction System" means that portion of an electronic communications system that receives and transmits t o the Insured's transfer agent requests to execute On- Line Transactions from Fund shareholders using computer terminals other than the Insured's computer terminals with such electronic communications systems limited to the following:

b. Designated Procedures" means the following procedures:

(1) Logging:

(a) All On-Line Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information necessary to effect and validate the requested On-Line Transaction transmitted in the course of such a request, and the records shall be retained for at least six months.

(b) Upon request, information contained in the records shall be capable of being retrieved and produced, electronically or in paper form, within a reasonable time after the request is made, at a success rate of no less than 85 percent.

(2) Passwords:

In order to secure access to a Designated On-Line Transaction System, either

(a) (1) each Fund shareholder must employ an individually-assigned or individually–selected password which is not visible when typed on a computer screen, and

(2) the password must consist of a series of at least six characters with at least one character that is neither a number nor a letter of the alphabet,

(3) each Designated On-Line Transaction System must allow only a maximum of three successive attempts, in one or more connections to such Designated On-Line Transaction System, to enter a correct password, after which the shareholder account(s) attempted to be accessed must be locked and the user referred t o a customer service representative. or

(b) the following method(s) must be used:

The Password is required to be a minimum of six characters, two of which must be alphabetic and two of which must be numeric. The remaining two characters can be alphabetic or numeric. An additional four characters are available to the end user for a maximum password length of ten characters. These additional four characters can be alphabetic or numeric.

(3) Monitoring Access

(a) Each Designated On- Line Transaction System must employ software which audits all security and access activity with respect to such Designated On-Line Transaction System, and the Insured must review, or cause to be reviewed, on a daily basis, violations and exceptions found through such audits.

(b) Any systemic security vulnerabilities revealed by the audits must be acted upon in a reasonable and timely manner.

(4) Written (Hard Copy) Confirmation:

(a) A written (hard-copy) confirmation of each On- Line Transaction shall be mailed to the shareholder(s) to whose account such On-Line Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such On -Line Transaction.

(b) Each change of the record address of a Fund shareholder which is requested electronically must require the entry of the shareholder's individual password. A written (hard-copy) confirmation of each such change of address shall be mailed to the shareholder(s) to whose account such change of address relates, at the old record address and the new record address, by the end of the Insured's next regular processing cycle. but no later than five (5) business days following such change of address.

(5) Account Registration Information: Shareholders' names and addresses and the identity of shareholders financial institutions for wire and Automated Clearing House ("ACH") transfers shall not be stored on (either on magnetic tapes or disks. or optical storage disks or other bulk media, or otherwise) or be accessible on, any Designated On- Line Transaction System.

(6) Opt-In Procedure: Initial access to each shareholder's account(s) shall be activated only upon the request of such shareholder, which request shall be made by some method other than the Designated On-Line Transaction System.

c. "On- Line Transactions" means any On- Line Redemption, On- Line Election, On-Line Exchange, or On- Line Purchase.

d. "On-Line Redemption" means any redemption of shares issued by a Fund which is requested through a Designated On-Line Transaction System.

e. "On-Line Election" means any election concerning dividend options available to Fund shareholders which is requested through a Designated On-Line Transaction System.

f. "On-Line Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Designated On-Line Transaction System.

g. "On-Line Purchase" means any purchase of Fund shares for (i) a pre-existing registered account of a Fund shareholder, or (ii)a newly-registered account of a Fund shareholder, which new account is identically registered to a pre-existing account of such shareholder in another Fund in the same complex, which purchase is requested through a Designated On- Line Transaction System.

h. "Shareholder of Record" means the record owner of shares issued by an Investment Company or. in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application. or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Insured's application for this Bond.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond: and

b. Any loss covered under Insuring Agreement J. "Computer Security," of this Bond: and

c. Any loss resulting from the failure or circumvention of any physical or electronic protection device that imposes restrictions on the flow of electronic traffic in or out of any Computer System (including. without limitation. any Designated On-Line Transaction System); and

d. Any loss resulting from any request for any On-Line Transaction, where such request is transmitted, either directly or indirectly, from the Internet, except when such request is encrypted by the following encryption method(s):

Netscape SSL (Secure Sockets Layer). Microsoft PCT and

e. Any loss resulting from:

(1) Any On - Line Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include telefacsimile or electronic transmission) accompanied by a signature guarantee; or

(2) Any On-Line Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) Any On-Line Redemption, where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include telefacsimile or electronic transmission) at least one (1) day prior to such redemption, or (c) over the telephone or by telefacsimile or electronic transmission at least fifteen (15) days prior to such redemption; or

(4) The failure to pay for shares attempted to be purchased; or

(5) The intentional failure to adhere to one or more Designated Procedures; or

(6) Any On-Line Redemption(s) or On- Line Purchase(s) involving an aggregate amount in excess of $100,000 per shareholder account per day,

It is further understood and agreed that notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be $1,000,000 or bond limit, whichever is less and the Deductible Amount with respect to this Insuring Agreement is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8. Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses under this Insuring Agreement shall be an aggregate of $10,000,000 or bond limit, whichever is less for the Bond Period, irrespective of the total amount of any such loss or losses.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R38.0-00 (8/96)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations ("Phone-initiated Deductible") shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(1) a Phone-initiated Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record: or

(2) a Phone-initiated Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record's bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $50,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone-initiated Deductible to the Single Loss would result in coverage of greater than $50,000 or more: in such case the Phone-initiated Deductible and Limit of Liability set for thin Item 3 of the Declarations shall control.

For purposes of this Rider, "Phone-initiated Redemption" means any redemption of shares issued by an Investment Company, which redemption is (a) requested by voice over the telephone, (b) requested through an Automated Phone System, or (c) requested through a Telefacsimile System.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R39.0-00 (9/96)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for Insuring Agreement I shall be Five Hundred Thousand Dollars ($500,000) with respect to loss, otherwise covered under this Bond, caused by a Phone-initiated Transaction requested through a Telefacsimile System.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R40.0-00 (9/96)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is understood and agreed that notwithstanding anything to the contrary in Insuring I., the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against any Insured based upon, arising out of or in any way involving a Phone-initiated Transaction requested by voice over the telephone, if (a) the request for such Phone-initiated Transaction was not recorded, or (b) the information contained on the recording with respect to such Phone-initiated Transaction is not retrieved and produced within a reasonable time after retrieval of such information is requested.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RM32.0-00 (8/97)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the first paragraph of SECTION 4. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS is hereby amended as follows:

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than ninety (90) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the ninety day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RM33-00 (8/97)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 17

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
September 3, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations. Name of Insured, shall include the following:

Insured Long Term Portfolio

Money Market Portfolio, portfolios of:

Vanguard New York Insured Tax-Free Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R1.0-00 (3/90)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 18

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 26, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.4 of this Bond, this Bond is amended by adding an additional Insuring Agreement 0 as follows:

0. ON-LINE TRANSACTIONS (INSTITUTIONAL): INVESTMENT COMPANIES.

Loss caused by an On-Line Transaction, where the request for such On-Line Transaction:

(1) is transmitted through a Designated On-Line Transaction; and

(2) purports to have been transmitted by an Authorized Remote User; and

(3) is unauthorized or fraudulent, or is fraudulently altered during electronic transmission to from or within such Designated On-Line Transactions System; and

(4) is made or changed with the manifest intent to deceive:

provided, that the Insured generally maintains and follows, or causes to be maintained or followed, during the Bond Period, all Designated Procedures. The isolated failure to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings.

a. "Authorized Remote User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a

Designated On-Line Transaction for purposes of transmitting requests for On-Line Transactions from a remote computer terminal.

b. "Designated On-Line Transaction System" means that portion of an electronic communications system that receives and transmits to the transfer agent requests to execute On-Line Transactions from Authorized Remote Users, with such electronic communications systems limited to the following:

Vanguard Account Access - Institutional Exchanges

c. "Designated Procedures" means the following procedures:

(1) Logging:

(a) All On-Line Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information necessary to! effect and validate the requested On-Line Transaction transmitted in the course of such a request, and the records shall be retained for at least six months.

(b) Upon request, information contained in the records shall be capable of being retrieved and produced, electronically or in paper form, within a reasonable time after the request is made, at a success rate of no less than 85 percent.

(2) Prevention of Unauthorized Access: The Insured must limit access to any Designated On-Line Transaction System to individuals duly authorized by the Insured to have such access, through use of all of the following procedures:

(a) User Identification: In order to secure access to a Designated On-Line Transaction System, each Authorized Remote User must employ a unique User Identification assigned by the Insured. Each User Identification must be designed so as to restrict an Authorized Remote User's access to those shareholder accounts for which the Authorized Remote User is duly authorized to have access. Each User Identification must consist of a series of characters.

(b) Passwords: In order to secure access to a Designated On-Line Transaction System, each Authorized Remote User must employ an individually-assigned or individually-selected password which is not visible when typed on a computer screen. A password must either:

(i) (aa) consist of a series of at least six characters, with at least one character that is neither a number nor a letter of the alphabet;

(bb) be changed at least once every sixty (60) days: and

(cc) be stored on any Computer System in encrypted form: or

(ii) be randomly generated for one-time use: or

(iii) comply with the following restrictions:

The initial password is generated by Vanguard and sent to the client at the address of record. The initial password is 6 alphanumeric characters. The client can then choose to change the initial password. When changed, the password is required to be a minimum of six characters, with at least 2 letters and 2 numbers. In addition to the password, the client must enter a private user name that is chosen and displayed only during the registration process. Bothe the user name and the password must be entered for a successful login.

(c) Login Restrictions: Each Designated On-Line Transaction System must allow only a maximum of three successive attempts, in one or more connect ions to such Designated On-Line Transaction System, to enter a correct password, after which the shareholder account(s) attempted to be accessed must be locked and the user referred to a customer service representative.

Monitoring Access:

(i) Each Designated On-Line Transaction System must employ software which audits all security and access activity with respect to such Designated On-Line Transaction System, and the Insured must review, or cause to be reviewed, on a daily basis, violations and exceptions found through such audits.

(ii) Any systemic security vulnerabilities revealed by the audits must be acted upon in a reasonable and timely manner.

(iii) Each Designated On-Line Transaction System must automatically terminate a user's connection to the Designated On-Line Transaction System if a session has been inactive for fifteen (15) minutes or longer.

Confirmations:

(a) A confirmation of each On-Line Transaction shall be sent to the Authorized Remote User by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such On-Line Transact ion. Any confirmation sent electronically shall comply with any and all requirements for electronic confirmations made by rule, regulation, or published interpretation of the U.S. Securities and Exchange Commission.

(b) A written (hard-copy) confirmation of each change of the record address of a Fund shareholder made by use of the Designated On-Line Transaction System shall be mailed to the shareholder(s) to whose account such change of address relates, at the old record address and the new record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such change of address.

d. "On-Line Transactions" means any On-Line Redemption, On-Line Election, On-Line Exchange, or On-Line Purchase.

e. "On-Line Redemption" means any redemption of shares issued by a Fund which is requested through a Designated On-Line Transaction System.

f. "On-Line E lection" means any election concerning dividend options available to Fund shareholders which is requested through a Designated On-Line Transaction System.

g. "On-Line Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Designated On-Line Transaction System.

h. "On-Line Purchase" means any purchase of Fund shares for (i) a pre-existing registered account of a Fund shareholder, or (ii) a newly-registered account of a Fund shareholder, which new account is identically registered to a pre-existing account of such shareholder in another Fund in the same complex, which purchase is requested through a Designated On-Line Transaction System.

i. "Shareholder of Record" means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Insured's Application.

2. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b. Any loss covered under Insuring Agreement J, "Computer Security," of this Bond; and

c. Any loss resulting from the failure or circumvention of any physical or electronic protection device that imposes restrictions on what electronic traffic may flow in and out of any Computer System (including, without limitation, any Designated On-Line Transaction system): and

d. Any loss resulting from any request for any On-Line Transaction, where such request is, transmitted, either directly or indirectly, from the Internet; and

e. Any loss resulting from:

(1) Any On-Line Redemption, where the proceeds of such redemption were requested - to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include telefacsimile or electronic transmission) accompanied by a signature guarantee: or

(2) Any On-Line Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) Any On-Line Redemption, where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include telefacsimile or electronic transmission) at least one (1) day prior to such redemption, or (c) over the telephone or by telefacsimile or electronic transmission at least 15 days prior to such redemption: or

(4) The failure to pay for shares attempted to be purchased; or

(5) The intentional failure to adhere to one or more Designated Procedures.

It is further understood and agreed that notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be One Million Dollars ($1,000,000) and the Deductible Amount with respect to this Insuring Agreement is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non- Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses under this Insuring Agreement shall be an aggregate of $10,000,000 for the Bond period, irrespective of the total amount of any such loss or losses.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R44.0-00 (6/97)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 19

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 28, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured shall include the following:

Swiftsure Realty Corporation. Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R1.0-00 (3/90)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 20

INSURED		BOND NUMBER
The Vanguard Group Inc.		87117197B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 13, 1997	August 1, 1997 to August 1, 1998	/s/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1) letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

(2) letter requesting redemption of $50,000 or less by wire transfer to the record shareholder's bank account of record; or

(3) written request to a trustee or custodian for a Designated Retirement Account ("DM") which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such D M to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A) "Designated Retirement Account" means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B) "Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

It is further understood and agreed that Rider No. 8 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 20, effective as of 12:01 a.m. on October 13, 1997, Standard Time at the Principal Address.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

R27.0-02 (10/97)